UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
California Labs, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       March 7, 2014

Physical address of issuer
1540 Market St. Suite 100, San Francisco, CA 94102

Website of issuer
https://www.joinloop.com

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,328,671	$ 1,262,709
Cash & Cash Equivalents	$553,751	$347,335
Accounts Receivable	$0	$0
Short-term Debt	$361,533	$266,014
Long-term Debt	$5,014,779	$4,060,977
Revenues/Sales	$225,588	$293,060
Cost of Goods Sold	$124,063	$196,306
Taxes Paid	$0	$0
Net Income	$(935,449)	$(483,054)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

California Labs, Inc.
Annual Report
Exhibit A to Form C-AR
March 8, 2022



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

California Labs, Inc. is a Delaware C-Corporation, formed on March 7, 2014. The Company is currently also conducting business under the name of Loop.

The Company is located at 1540 Market St. Suite 100, San Francisco, CA 94102.

The Company's website is https://www.joinloop.com.

The Company previously operated as a Delaware C-Corporation under the name Wink Labs, Inc..

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Management has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $6,835,855, an operating cash flow loss of $694,310 and liquid assets in cash of $553,751, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Many of company's contracts and future revenue are understood to be contingent / to trigger on the successful development and proof of concept of Loop. Loop is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that Loop or any other product candidates will be successfully developed or commercialized.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. On some occasions, this pricing pressure may result in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on their business.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company's intellectual property is not currently patented, and they may not be able to obtain such intellectual property rights. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The consolidation of retail customers could adversely affect us. Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

We plan to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company has outstanding liabilities. During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -Frances Cummings	$ 10,000	5.00%	6/18/2019	6/18/2022	$ 500	$ 500	$ -	$ 8,000	$ 8,000	$ 500	500		$ 10,000	$ 10,000
Promissory Note -Frances Cummings	$ 25,000	5.00%	12/31/2018	12/31/2021	$ 1,250	$ 1,250	25,000	$ -	$ 25,000	$ 1,250	1,250		$ 25,000	25,000
Promissory Note -Brian Gannon	$ 60,000	5.00%	12/28/2018	12/28/2022	$ 3,000	$ 3,000	$ -	$ 60,000	$ 60,000	$ 3,000	3,000		$ 60,000	60,000
Promissory Note -Brian Gannon	$ 75,000	5.00%	12/28/2018	12/28/2022	$ 3,750	$ 3,750	$ -	$ 75,000	$ 75,000	$ 3,750	3,750		$ 75,000	75,000
PPP Loan	$ 62,400	1.00%	4/21/2020	4/21/2022	$ 624	$ 624	41,600	$ 20,800	$ 62,400					
Total	$ 232,400				$ 9,124	$ 9,124	66,600	163,800	230,400	$ 8,500	$ 8,500	$ -	$ 170,000	170,000

The following is the summary of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2017 Convertible Notes	$ 1,625,000	not defined	Fiscal Year 2017	10/31/2022	-	-	-	1,625,000	1,625,000	-	-		$ 1,625,000	1,625,000
2018 Convertible Notes	$ 897,000	not defined	Fiscal Year 2018	10/31/2022	-			897,000	897,000				$ 897,000	897,000
2019 Convertible Notes	$ 1,102,963	not defined	Fiscal Year 2019	10/31/2022				1,102,963	1,102,963				$ 1,102,963	1,102,963
2020 Convertible Notes	$ 864,483	not defined	Fiscal Year 2020	10/31/2022				864,483	864,483				-	-
Total					$ -	$ -	$ -	$ 4,489,446	4,489,446	$ -	$ -	$ -	$ 3,624,963	$ 3,624,963

The convertible notes are convertible into common shares at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

During 2021, the company issued addition convertible notes to the Gaingels in the amount of $98,295 and Makai Capital in the amount of $ 106,500.

The Company has engaged in Related Party Transactions. On December 28, 2018, the company issued two promissory notes to its founder and CEO Brian Gannon in the aggregate amount of $ 135,000. The notes bear interest rate of 5% per annum and has maturity date as of December 28, 2022. As of December 31, 2020, and December 31, 2019, the outstanding balance of this note is in the amount of $135,000, and entire amount has been classified as non-current.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks. Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company does not have an employment contract in place with Brian Gannon, the CEO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Brian Gannon were to leave LOOP, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

BUSINESS

Families are becoming disconnected.

There are 127mm households in the US, but families are spread out across different cities, relying on different social platforms, disjoint phone platforms and varying technology skill levels. This fragmentation leaves families frustrated and disconnected. In addition, we are entering a new phase of privacy - 52.2% of users are not confident about their privacy on the internet and families are relying less and less on big public social networks for their family communication.

Loop brings families back together.

Loop is a new family communication platform that combines the convenience of a private sharing app, and the simplicity of a home display. It's a private, closed system without ads, and only includes the people you care about the most.

Business Plan
Loop App
Customers use the app to push content and to view it on their phone. Content is organized in "channels", which can be a child, entire family, vacations, artwork - anything. Users invite family or a close circle of friends to the channels to participate.

Loop Display Hardware
The channels are streamed instantly into the Loop display. It is a frictionless experience that brings back the communal family experience of televisions and radios from the 50's and 60's. Loop can stream pictures, videos or even live video chat.

As the platform and utility grows within a family, more people buy the Loop display and download the app creating a powerful network effect.

Business Model: Hardware + Recurring Monthly Subscription
We sell hardware plus a monthly subscription service, similar to Ring Doorbell. The average price of the hardware is $225/unit with discounts for bundles. We also have a $3/mo optional subscription service providing users with unlimited cloud storage and premium features.

The app is free and users can share the app with multiple family members, with or without the Loop display, allowing the platform to grow faster than the hardware.

We make up to 40% gross margin on the full-price hardware and an estimated 70-80% gross margin on the subscription service. In the future the hardware margin will improve to 50+% with economies of scale.

Defensible position and competitive advantage through network effects
As customers curate content into the Loop system, the product becomes sticky. As users invite more family members, they upload more content and which creates network effects - one of the most powerful competitive forces in technology companies. Loop has 80% retention on customers who have invited 3 or more people.

Backed by Top investors and Advisors

Our lead investor is Resolute Ventures, who has backed successes such as Clutter (Series A/B Sequoia capital, recent $250M Softbank investment), Greenhouse (Social Capital Series A, Series B Benchmark), Bark (August Capital), Sunrise (acquired by MSFT) and Bitium (acquired by Google), Orbitera (Acquired by Google). They have invested in all our financing rounds.

In addition we have legendary Angel investor Jason Calacanis who has backed Uber, Thumbtack and Robinhood ($7.6B valuation).

Opportunity to build a global brand synonymous with "Family"
The opportunity for Loop is to not only build a successful hardware brand, but to also create a new family focused platform on the level of Snapchat or Slack. With the funds raised in this round we aim to accelerate our growth and become a trusted tool for families around the world.

The Company's Products and/or Services

Product / Service	Description	Current Market
Consumer Electronics	Loop is a family communication device for the home that allows you to seamlessly share video, photos, and video chat.	Individuals that wish to use family communication services with greater privacy than current social media offerings

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are individuals using family communication services.

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Brian Gannon	CEO and Director	**Loop**, **CEO, October 2014 - present:** Product management, project management, fundraising, managing operations and marketing.
Brad O'Neill	Director	**Non-executive Director April 2017 - present**

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in California.

CAPITALIZATION AND OWNERSHIP
Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	6,748,171	N/A	N/A	53.6317%	
Series Seed Preferred	5,834,262	Yes	N/A	46.3683%	Price Per Share: $0.5387
Options and RSU's Outstanding Under 2014 EIP	3,532,043	N/A	To the extent converted	N/A	
Convertible Note	$4,654,241.15	N/A	To the extent converted	N/A	$8.5M cap, 10% discount, 3% interest, maturity at August 27, 2020
Convertible Note	$100,000	N/A	To the extent converted	N/A	5% interest, $1,666,667 Cap, maturity date Feb 29, 2020

Ownership
A majority of the Company is owned by one person. That person is Brian Gannon.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Brian Gannon	Common Stock	31%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
California Labs, Inc.(dba Loop (the "Company") is a C-corporation incorporated in Delaware as of 03/07/2014 and is headquartered in San Francisco, CA. Loop makes a hardware and software tool to help families share pictures and communicate. We make revenue by selling a Loop home hardware display device as well as a monthly subscription for cloud backup and other services.

The Company was incorporated in DE under the name Wink Labs, Inc. on 3/7/2014 and was renamed California Labs, Inc. on 1/12/2015.

Liquidity and Capital Resources

We have approximately $67,500 in cash on hand as of February 28, 2022.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed Preferred	January 2017	Regulation D, 506(b)	Preferred Stock	$2M	SG&A
Convertible Note	March 2015	Regulation D, 506(b)	Convertible Debt	$750K	SG&A

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidiation Distributions	Conversion Rights and Other Rights and Preferences
Series Seed Preferred	Yes	Yes	Yes	Yes

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the

Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
On December 28, 2018, the company issued two promissory notes to its founder and CEO Brian Gannon in the aggregate amount of $ 135,000. The notes bear interest rate of 5% per annum and has maturity date as of December 28, 2022. As of December 31, 2020, and December 31, 2019, the outstanding balance of this note is in the amount of $135,000, and entire amount has been classified as non-current.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Brian Gannon

_____

(Signature)

Brian Gannon

_____

(Name)

principal executive officer, principal financial officer, principal accounting officer and director

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Gannon

_____

(Signature)

Brian Gannon

_____

(Name)

principal executive officer, principal financial officer, principal accounting officer and director

_____

(Title)

March 8, 2022

_____

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

CALIFORNIA LABS, INC. DBA LOOP

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
California Labs, Inc. DBA Loop
San Francisco, California

We have reviewed the accompanying financial statements of California Labs, Inc. DBA Loop (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 27, 2021
Los Angeles, California

BALANCE SHEET

(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	553,751	$	347,335
Inventories		436,712		542,874
Total current assets		**990,463**		**890,209**
Property and Equipment, net		898		2,853
Intangible Assets		337,310		369,647
Total assets	**$**	**1,328,671**	**$**	**1,262,709**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	3,520	$	-
Current portion of Promissory Note and Loans		66,600		-
Deferred revenue		-		-
Other current liabilities		291,413		266,014
Total current liabilities		**361,533**		**266,014**
Convertible Notes		4,489,446		3,624,963
Promissory Note and Loans		163,800		170,000
Total liabilities		**5,014,779**		**4,060,977**
STOCKHOLDERS EQUITY				
Common Stock		67		67
Preferred Stock		58		58
Additional Paid in Capital		3,149,622		3,102,013
Retained earnings/(Accumulated Deficit)		(6,835,855)		(5,900,407)
Total stockholders' equity		**(3,686,108)**		**(2,798,268)**
Total liabilities and stockholders' equity	**$**	**1,328,671**	**$**	**1,262,709**

See accompanying notes to financial statements.

CALIFORNIA LABS, INC. DBA LOOP
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 225,588	$ 293,060
Cost of goods sold	124,063	196,306
Gross profit	101,525	96,755
Operating expenses		
General and administrative	462,500	392,687
Research and Development	298,312	117,640
Sales and marketing	267,038	60,982
Total operating expenses	1,027,850	571,309
Operating income/(loss)	(926,325)	(474,554)
Interest expense	9,124	8,500
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(935,449)	(483,054)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (935,449)**	**$ (483,054)**

See accompanying notes to financial statements.

CALIFORNIA LABS, INC. DBA LOOP
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock - Series Seed Shares	Preferred Stock - Series Seed Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2018	**6,748,171**	**$ 67**	**5,834,262**	**$ 58**	**$ 3,014,111**	**$ (5,417,353)**	**$ (2,403,117)**
Shared Based Compensation					64,802		64,802
Capital contribution	-	-	-	-	23,100	-	23,100
Net income/(loss)	-	-	-	-	-	(483,054)	(483,054)
Balance—December 31, 2019	6,748,171	$ 67	5,834,262	$ 58	$ 3,102,013	$ (5,900,407)	**$ (2,798,268)**
Shared Based Compensation					71,766		71,766
Capital distribution	-	-	-	-	(24,157)	-	(24,157)
Net income/(loss)	-	-	-	-	-	(935,449)	(935,449)
Balance—December 31, 2020	**6,748,171**	**$ 67**	**5,834,262**	**$ 58**	**$ 3,149,622**	**$ (6,835,855)**	**$ (3,686,108)**

See accompanying notes to financial statements.

CALIFORNIA LABS, INC. DBA LOOP
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(935,449)	$	(483,054)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		1,955		3,297
Amortization of intangible assets		32,337		32,520
Shared-based Compensation		71,766		64,802
Changes in operating assets and liabilities:				
Inventories		106,162		(315,374)
Accounts Payable		3,520		(35,962)
Deferred revenue				(269,762)
Other current liabilities		25,399		(176,500)
Net cash provided/(used) by operating activities		**(694,310)**		**(1,180,032)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		-		23,100
Capital distribution		(24,157)		
Borrowing on Convertible Note		864,483		1,102,963
Borrowing on Loan and Promissory Note		60,400		170,000
Net cash provided/(used) by financing activities		**900,726**		**1,296,063**
Change in cash		206,416		116,031
Cash—beginning of year		347,335		231,304
Cash—end of year	**$**	**553,751**	**$**	**347,335**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	9,124	$	8,500
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

California Labs, Inc. DBA Loop was formed on March 7, 2014 in the state of Delaware. The financial statements of California Labs, Inc. DBA Loop (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco.

California Labs has taken his first step into this jungle with the recent launch of Loop, a new category of family communication devices designed to allow relatives to more selectively and easily share video and photos among a smaller, more intimate circle of contacts. Loop is a digital frame and easy to use app, that lets you instantly share pictures and video with your family from anywhere in the world.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $303,751 and $97,335, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to component inventory which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40:Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

California Labs, Inc. DBA Loop is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its subscription for using of its application

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $267,038 and $60,982, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 27, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

CALIFORNIA LABS, INC. DBA LOOP
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Component inventory	$ 436,712	$ 542,874
Total Inventories	**$ 436,712**	**$ 542,874**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued interest	$ 109,493	$ 100,369
Tax liabilities	16,275	-
Salaries Payable	165,645	165,645
Total Other Current Liabilities	**$ 291,413**	**$ 266,014**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Computers & Equipment	$ 62,114	$ 62,114
Property and Equipment, at Cost	62,114	62,114
Accumulated depreciation	(61,216)	(59,261)
Property and Equipment, Net	**$ 898**	**$ 2,853**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,955 and $3,297 respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,	2020	2019
App Development	$ 255,826	255,826
Industrial Design	4,260	4,260
Video Design and Production	136,475	136,475
Website Design	86,334	86,334
Other	2,163	2,163
Intangible assets, at cost	**485,057**	**485,057**
Accumulated amortization	(147,747)	(115,410)
Intangible assets, Net	$ **337,310**	$ **369,647**

Amortization expense for intangible assets for the fiscal year ended December 31, 2020 and 2019 was in the amount of $32,237 and $32,520 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2021	$ (32,337)
2022	(32,337)
2023	(32,337)
2024	(32,337)
Thereafter	(207,962)
Total	$ **(337,310)**

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 21,000,000 shares of common shares with $0.00001 par value. As of December 31, 2020, and December 31, 2019, 6,748,171 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 6,000,000 shares of preferred shares with $0.00001 par value. As of December 31, 2020, and December 31, 2019, 5,834,262 have been issued and are outstanding.

8.   SHAREBASED COMPENSATION

During 2014, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 4,838,433 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	2,800,000	$ 0.08	-
Granted	850,000		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2019	3,650,000	$ 0.08	8.99
Exercisable Options at December 31, 2019	3,650,000	$ 0.08	8.99
Granted	-	$	-
Execised	-	$	-
Expired/Cancelled	-	$	-
Outstanding at December 31, 2020	3,650,000	$ 0.08	7.99
Exercisable Options at December 31, 2020	3,650,000	$ 0.08	7.99

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $71,766 and $64,802, respectively.

9.   DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -Frances Cummings	$ 10,000	5.00%	6/18/2019	6/18/2022	$ 500	$ 500	$ -	$ 8,000	$ 8,000	$ 500	$ 500		$ 10,000	$ 10,000
Promissory Note -Frances Cummings	$ 25,000	5.00%	12/31/2018	12/31/2021	$ 1,250	$ 1,250	$ 25,000	$ -	$ 25,000	$ 1,250	$ 1,250		$ 25,000	$ 25,000
Promissory Note -Brian Gannon	$ 60,000	5.00%	12/28/2018	12/28/2022	$ 3,000	$ 3,000	$ -	$ 60,000	$ 60,000	$ 3,000	$ 3,000		$ 60,000	$ 60,000
Promissory Note -Brian Gannon	$ 75,000	5.00%	12/28/2018	12/28/2022	$ 3,750	$ 3,750	$ -	$ 75,000	$ 75,000	$ 3,750	$ 3,750		$ 75,000	$ 75,000
PPP Loan	$ 62,400	1.00%	4/21/2020	4/21/2022	$ 624	$ 624	$ 41,600	$ 20,800	$ 62,400					
Total	$ 232,400				$ 9,124	$ 9,124	$ 66,600	$ 163,800	$ 230,400	$ 8,500	$ 8,500	$ -	$ 170,000	$ 170,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 66,600
2022	163,800
2023	-
2024	-
2025	-
Thereafter	-
Total	**$ 230,400**

Convertible Note(s)

The following is the summary of the convertible notes:

| | Principal | | | Maturity | For the Year Ended December 2020 | | | | | For the Year Ended December 2019 | | | | |
Debt Instrument Name	Amount	Interest Rate	Borrowing Period	Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2017 Convertible Notes	$ 1,625,000	not defined	Fiscal Year 2017	10/31/2022	-	-	-	1,625,000	1,625,000	-	-	-	$ 1,625,000	1,625,000
2018 Convertible Notes	$ 897,000	not defined	Fiscal Year 2018	10/31/2022	-			897,000	897,000				$ 897,000	897,000
2019 Convertible Notes	$ 1,102,963	not defined	Fiscal Year 2019	10/31/2022				1,102,963	1,102,963				$ 1,102,963	1,102,963
2020 Convertible Notes	$ 864,483	not defined	Fiscal Year 2020	10/31/2022				864,483	864,483				-	-
Total					$ -	$ -	$ -	$ 4,489,446	$ 4,489,446	$ -	$ -	$ -	$ 3,624,963	$ 3,624,963

The convertible notes are convertible into common shares at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (228,817)	$ (123,078)
Valuation Allowance	228,817	123,078
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (1,897,423)	$ (1,668,606)
Valuation Allowance	1,897,423	1,668,606
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,358,656 and the Company had state net operating loss ("NOL") carryforwards of approximately $6,358,656. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

On December 28, 2018, the company issued two promissory notes to its founder and CEO Brian Gannon in the aggregate amount of $ 135,000. The notes bear interest rate of 5% per annum and has maturity date as of December 28, 2022. As of December 31, 2020, and December 31, 2019, the outstanding balance of this note is in the amount of $135,000, and entire amount has been classified as non-current.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through August 27, 2021 the date the financial statements were available to be issued.

During 2021, the company issued addition convertible notes to the Gaingels in the amount of $98,295 and Makai Capital in the amount of $ 106,500.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $6,835,855, an operating cash flow loss of $694,310 and liquid assets in cash of $553,751, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.